Exhibit 12.1

NATIONAL CINEMEDIA, LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

	Six Months Ended June 30, 2011	Six Months Ended July 1, 2010	Year Ended Dec. 30, 2010	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009	Post-IPO Period Feb. 13, 2007 Through Dec. 27, 2007	Pre-IPO Period Dec. 29, 2006 Through Feb. 12, 2007	Year Ended Dec. 28, 2006
Earnings:
Income (loss) before income taxes	$42.9	$41.3	$140.7	$130.1	$95.9	$113.7	$(4.2)	$(10.5)
Fixed charges	22.2	28.4	49.7	40.1	66.0	48.0	0.1	0.6
Equity loss from investment, net	—	0.9	0.7	0.8	—	—	—	—

Total Earnings	$65.1	$70.6	$191.1	$171.0	$161.9	$161.7	$(4.1)	$(9.9)
Fixed Charges:
Interest expense	$21.4	$27.5	$47.8	$38.2	$64.1	$46.3	$0.1	$0.5
Amortized premiums, discounts and capitalized expenses related to indebtedness	0.8	0.9	1.9	1.9	1.9	1.7	—	0.1

Total Fixed Charges	$22.2	$28.4	$49.7	$40.1	$66.0	$48.0	$0.1	$0.6
Ratio of earnings to fixed charges	2.9x	2.5x	3.8x	4.3x	2.5x	3.4x	*	*

*	During the period December 29, 2006 through February 12, 2007 and for the year ended December 28, 2006, earnings were deficient by $4.2 million and $10.5 million, respectively, regarding the coverage of fixed charges.

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus equity loss from investment, net and fixed charges, and fixed charges consist of interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness.